May 6, 2019

Paul Adler
President and Chief Financial Officer
Global Diversified Marketing Group Inc.
4042 Austin Boulevard, Suite B
Island Park, New York 11558

       Re: Global Diversified Marketing Group Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 26, 2019
           File No. 333-228706

Dear Mr. Adler:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A2 filed April 26, 2019

Dilution, page 9

1. We note that the number of shares outstanding in the last four columns of the first line of your dilution table are incorrect, assuming the number of pre-offering shares outstanding as of April 20, 2019 was 12,880,200, as reported in the first column. Please revise the number of shares on the first line as appropriate and ensure the per share values in each column of the last two lines are also accurately calculated.
 Paul Adler
Global Diversified Marketing Group Inc.
May 6, 2019
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Going Concern , page 18

2. Please enhance your disclosure to explain why you anticipate the projected expansion could be "above expectations in 2019 and could create a strong year in revenue and net profits."
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher,
Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202)
551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any other questions.



                                                          Sincerely,
FirstName LastNamePaul Adler
                                                     Division of Corporation
Finance
Comapany NameGlobal Diversified Marketing Group Inc.
                                                     Office of Natural
Resources
May 6, 2019 Page 2
cc:       Lee Cassidy, Esq.
FirstName LastName